October 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Cindy Polynice, Jason Drory

Re:	Sonoma Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed September 19, 2023
File No. 333-274582

Dear Ms. Polynice:

I am the Chief Executive Officer for Sonoma Pharmaceuticals, Inc. (the “Company”). The Company will file a revised registration statement on Form S-1/A through EDGAR.

The Form S-1/A contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated September 27, 2023.

Set forth below is the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of the comment in the letter from the Staff.

Registration Statement on Form S-1 filed September 19, 2023

Cover Page

Comment 1:	Please revise your cover page to disclose the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

Response 1:	The Company has included a termination date for the offering of November 15, 2023, unless completed sooner or terminated prior to that date.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Sincerely,

/s/ Amy Trombly

Amy Trombly, Esq.